UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65698

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 AND ENDING 12/31/2019

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JW COLE FINANCIAL, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4301 ANCHOR PLAZA PARKWAY SUITE #450

(No. and Street)

TAMPA   FL   33634

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GARY HAIGHT   813-337-0516

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARCUM PA.

(Name – if individual, state last, first, middle name)

201 EAST KENNEDY BLVD, SUITE 1500   TAMPA   FL   33602

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __ROBERT J. WOOD__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __JW COLE FINANCIAL, INC__ , as of __DECEMBER 31__ , 20 __19__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

PRESIDENT

Title

LEANNE ARTHUR
MY COMMISSION # FF 980413
EXPIRES: April 7, 2020
Bonded Thru Notary Public Underwriters

Notary Public

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [✓] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. '
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [✓] (m) A copy of the SIPC Supplemental Report.
- [✓] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J.W. COLE FINANCIAL, INC.

FINANCIAL STATEMENTS
WITH ADDITIONAL INFORMATION

YEAR ENDED DECEMBER 31, 2019

J.W. COLE FINANCIAL, INC.

YEAR ENDED DECEMBER 31, 2019

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
J.W. Cole Financial, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of J.W. Cole Financial, Inc.(the "Company") as of December 31, 2019, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

1



Supplemental Information

The information contained in Schedules I, II, and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We are uncertain as to the year our predecessor firm began serving consecutively as the auditor of the Company's financial statements; however, we (and our predecessor firm) are aware that we have been the Company's auditor consecutively since at least 2010.

Marcum LLP

Tampa, FL
March 29, 2020

J.W. COLE FINANCIAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

ASSETS		
Cash and cash equivalents	$	6,275,459
Deposits with clearing organizations		75,000
Receivable from broker-dealers and clearing organizations		909,776
Notes receivable		445,501
Property and equipment, net		272,203
Right of use assets		1,987,325
Deposits		44,023
TOTAL ASSETS	$	10,009,287

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accrued expenses	$	115,036
Retirement plan payable		229,515
Commissions payable		1,578,884
Lease liabilities		2,137,388
Note payable		44,607
Deferred revenue		31,268
Total Liabilities		4,136,698

STOCKHOLDER'S EQUITY		
Common stock, $12.902 par value, 100 shares authorized, 77.5 shares issued and outstanding		1,000
Additional paid-in capital		76,500
Retained earnings		5,795,089
Total Stockholder's Equity		5,872,589
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	10,009,287

The accompanying notes are an integral part
of these financial statements.

J.W. COLE FINANCIAL, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2019

REVENUE	
Commissions	$ 26,261,531
Trails	22,279,329
Asset-based revenue	3,077,685
Other	912,765
Interest and dividends	173,931
TOTAL REVENUE	52,705,241
OPERATING EXPENSES	
Commissions expense	37,023,198
Salaries and wages	7,237,478
General and administrative	2,322,418
Clearing expenses	1,621,027
Computer support and technology	810,055
Professional fees	412,289
Lease expense	380,236
Licenses, taxes, and fees	327,601
Depreciation and amortization	99,769
Insurance	84,219
TOTAL OPERATING EXPENSES	50,318,290
NET INCOME	$ 2,386,951

The accompanying notes are an integral part
of these financial statements.

J.W. COLE FINANCIAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
BALANCE, JANUARY 1, 2019	$ 1,000	$ 76,500	$ 3,408,138	$ 3,485,638
Net income	-	-	2,386,951	2,386,951
BALANCE, DECEMBER 31, 2019	$ 1,000	$ 76,500	$ 5,795,089	$ 5,872,589

The accompanying notes are an integral part
of these financial statements.

J.W. COLE FINANCIAL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 2,386,951
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	99,769
Forgiveness of notes receivable	93,800
Amortization of right of use assets	322,276
Change in assets and liabilities:	
Receivable from broker-dealers and clearing organizations	(352,625)
Prepaid expenses and other assets	23,724
Accrued expenses	(69,371)
Retirement plan payable	4,515
Commissions payable	767,116
Lease liabilities	(297,844)
Deferred revenue	(159,333)
Total adjustments	432,027
Net cash provided by operating activities	2,818,978
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of property and equipment	(13,770)
Issuance of notes receivable	(205,000)
Collections of notes receivable	99,844
Net cash used in investing activities	(118,926)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Principal payments on notes payable	(11,875)
Net cash used in financing activities	(11,875)
NET INCREASE IN CASH AND CASH EQUIVALENTS	2,688,177
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	3,587,282
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 6,275,459

The accompanying notes are an integral part of these financial statements.

NOTE A – SUMMARIES OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

J. W. Cole Financial, Inc. (the "Company" or "JWC") is a retail stock brokerage firm that clears trades through a correspondent member of the New York Stock Exchange on a fully disclosed basis. The Company is a member of the Financial Industry Regulatory Authority (FINRA). Its customers are located throughout the United States and the principal office is located in Tampa, FL. The Company is licensed in several other states without having an office in those states.

Cash and Cash Equivalents

The Company considers amounts held by financial institutions and short-term investments with an original maturity of 90 days or less to be cash and cash equivalents.

Deposit with Clearing Broker

The clearing broker requires the Company to maintain a $75,000 deposit to secure customers' accounts.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenue from contracts with customers is recognized following a five-step model to a) identify the contracts(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and recognize the revenue when(or as) the Company satisfies the performance obligation.

Income Taxes

The Company, with the consent of its stockholder, has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under this election, the individual stockholder is taxed on their proportionate share of the Company's taxable income (loss). Therefore, no provision for Federal or state income taxes has been included in the financial statements.

Property and Equipment

Property and equipment are recorded at cost. Depreciation and amortization is calculated on the straight-line method over the estimated useful lives of the assets (generally three, five or seven years). The costs of replacements, renewals and repairs which neither add materially to the value of the property nor appreciably prolong its life are charged to expense as incurred.

NOTE A – SUMMARIES OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Leases

The Company adopted ASC Topic 842, Leases, effective January 1, 2019 using the modified-retrospective method and elected the package of transition practical expedients for expired or existing contracts. The Company is a lessee in several noncancelable leases for office space and automobile leases. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future payments. Variable payments are included in the future lease payments where there variable payments depend on an index or a rate. The discount rate is the implicit rate in our leases if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, the Company uses its incremental borrowing rate (4.39%) based on the information available at the commencement date for the lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e. present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized). The Company has elected for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. Lease costs for lease payments is recognized on a straight-line basis over the lease term.

NOTE B – REVENUE FROM CONTRACTS WITH CUSTOMERS

Significant Judgments

Revenue from contracts with customers includes commission income from variable annuity trails, mutual fund trails, and asset-based revenue. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions Revenue

The Company trades securities or purchases various types of investment products on behalf of its customers and reported commissions primarily represent gross commissions generated by independent representatives. Each time a customer enters into a buy or sell transaction, the Company receives a commission. Commissions related to clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when underlying financial

NOTE B – REVENUE FROM CONTRACTS WITH CUSTOMERS (continued)

Commissions Revenue (continued)

instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership and control and are transferred to/from the customer. The levels of commissions vary from period to period based on the overall economic environment, number of trading days in the reporting period, and the investment activity of the independent representatives' clients.

Trails Revenue

Trailing revenues are commissions that are paid over time, are recurring in nature and are earned based on the market value of investment holdings in trail eligible assets. Trail revenues are primarily earned on variable annuities and mutual funds held by clients of the independent representatives. Such revenues are received monthly or quarterly and are recognized in the month or quarter that relates specifically to the services provided in that period, which are distinct from the services provided in other periods.

Asset-Based Revenue

Asset-based revenue is comprised of fees from the Company's core cash sweep programs, which consist of fees from money market sweep funds and FDIC insured cash sweep vehicles. Cash sweep fees are generated based on clients' cash sweep accounts. Uninvested cash balances are held in various cash accounts or money market funds for which the Company receives fees from the custodian based on the account type and balance held in the position.

Disaggregation of Revenue

Commissions revenue:		
Variable annuities	$	16,282,756
Brokerage		6,782,938
Mutual funds		2,327,897
Other		867,940
Total commission revenue	$	26,261,531
Trails revenue:		
Mutual fund trails	$	8,438,207
Variable annuity trails		13,841,122
Total trails revenue	$	22,279,329
Asset-based revenue:		
Core sweep fees	$	3,077,685

NOTE C – NOTES RECEIVABLE

Notes receivable consist of advances to financial advisors of a related party under written note agreements. Under the terms of the notes, outstanding balances are repaid either by periodic principal payments or by forgiveness, which is recorded as commissions expense in the accompanying statement of income, over a designated time period. Notes bear interest at rates ranging from 1.50% to 5.00%. These notes are secured by any outstanding commissions or compensation due from JWC to the borrowers.

NOTE D – FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's activities may expose the Company to the risks of loss in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill contractual obligations. The Company monitors the credit standing of counter parties with whom it conducts business on a continuous basis.

NOTE E – LEGAL MATTERS

From time to time, the Company is involved in litigation arising out of the ordinary course of business.

NOTE F – PROFIT SHARING PLAN

The Company sponsors a 401(k) plan and a discretionary profit-sharing plan for all eligible employees at least 21 years of age with at least one year of employment. Participants may contribute a portion of their eligible compensation, up to 100%, to the 401(k) plan. The Company makes discretionary contributions up to a maximum of 100% match of the employees' first 3% of compensation and a 50% match of the employees' next 2% of compensation. The Company's matching contribution to the 401(k) plan was $134,733 for the year ended December 31, 2019. The profit-sharing plan also allows the Company to make discretionary contributions which were $225,000 for year ended December 31, 2019. The participant and Company contributions to both plans are limited to amounts allowed under provisions of the Internal Revenue Code.

NOTE G – LEASE COMMITMENTS

The Company leases office space in Tampa, FL and Carlsbad, CA through non-cancelable operating leases, expiring at various times through April 2026, the Company also has operating leases of automobiles, expiring at various times in 2021. The Company classified these leases as operating leases. The Company's leases do not include restrictive financial or other covenants. Payments due under the lease contracts included fixed payments plus variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments were not included in lease payments used to determine lease liability and were recognized as variable costs when incurred.

The components related to leases as of December 31, 2019 are as follows:

Operating lease cost	$	413,636
Variable lease cost		55,100
Short-term lease cost		-
Total lease cost		468,736
Less: reimbursement from related party		(88,500)
Total lease cost, net	$	380,236

Supplemental cash flow information:

Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flow from operating leases $ 389,204

NOTE G – LEASE COMMITMENTS (continued)

Reduction to ROU assets resulting from reductions to lease obligations:
Operating leases $ 322,276

ROU assets obtained in exchange for lease obligations:
Operating leases $ 2,309,601

Weighted average remaining lease term:
Operating leases   4.9 years

Weighted average discount rate:
Operating Leases   4.39%

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to leases obligations included amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

Maturities of lease liabilities under noncancelable operating leases as of December 31, 2019 are as follows:

Year Ending December 31,

2020	$	405,763
2021		409,544
2022		364,822
2023		367,365
2024		378,409
Thereafter		522,900
Total undiscounted lease payments		2,448,803
Less: imputed interest		(311,415)
Total lease liabilities	$	2,137,388

NOTE H – RELATED PARTY TRANSACTIONS

During the year, JWC allocated a portion of its lease expense for its office space, payroll costs of some of its employees, and a portion of computer expenses to a company, which is wholly owned by one of JWC's employees, for a total of $783,534. There were no outstanding amounts due as of December 31, 2019.

NOTE I – NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions. The Company's minimum capital requirement is the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2019, the Company exceeded all net capital requirements by $4,825,008.

NOTE J – SUBSEQUENT EVENT

The COVID-19 pandemic has created disruptions throughout the world and increased overall market volatility. Through the date the financial statements were issued, the Company has not identified any operational risks nor any potential material economic impact. The Company's business continuity plan

was implemented in March 2020 to mitigate the risk of spreading the virus and all services and capabilities are fully operational. While the Company anticipates a temporary slowdown in business, currently no material change in volume has occurred.

J.W. COLE FINANCIAL, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 AND AGGREGATE INDEBTEDNESS
SCHEDULE I
DECEMBER 31, 2019

Net capital:		
Total stockholder's equity	$	5,872,589
Deductions:		
Notes receivable		(445,501)
Property and equipment, net		(272,203)
Deposits		(44,023)
Haircuts on securities		(142,491)
		(904,218)
Net Capital	$	4,968,371
Aggregate indebtedness:		
Total liabilities from statement of financial condition	$	4,136,698
Less: lease liabilities to extent of the ROU assets		(1,987,325)
Total aggregate indebtedness	$	2,149,373
Ratio of aggregate indebtedness to net capital		.43 to 1
Computation of basic net capital requirement:		
Minimum net capital requirement: the greater of $100,000 or 6 2/3%		
of aggregated indebtedness	$	143,363
Excess net capital	$	4,825,008

Statement pursuant to paragraph (d) of Rule 17a-5:

There are no material differences between the amounts presented in the computation of net capital under Rule 15c3-1 and aggregate indebtedness set forth above and the amounts reported in the Company's unaudited Focus Report, Part IIA of Form X-17A-5 as of December 31, 2019.

J.W. COLE FINANCIAL, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER 15c3-3
SCHEDULE II
DECEMBER 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(i) and (ii) of Rule 15c3-3.

See the report of Independent Registered Public Accounting Firm.

J.W. COLE FINANCIAL, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER 15c3-3
SCHEDULE III
DECEMBER 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(i) and (ii) of Rule 15c3-3.

See the report of Independent Registered Public Accounting Firm.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) J.W. Cole Financial, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) and (2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Marcum LLP

Tampa, FL
March 29, 2020

MARCUMGROUP
MEMBER

Marcum LLP ▪ 201 East Kennedy Boulevard ▪ Suite 1500 ▪ Tampa, Florida 33602 ▪ **Phone** 813.397.4800 ▪ **Fax** 813.397.4801 ▪ **www.marcumllp.com**

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors and Stockholder
J.W. Cole Financial, Inc.
Tampa, Florida

We have reviewed management's statements, included in the accompanying Report of a Broker-Dealer Claiming Exemption from SEC Rule 15c3-3, in which (1) J.W. Cole Financial, Inc. (the Company), identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Marcum, LLP

Tampa, Florida
February 28, 2020

JW COLE FINANCIAL

ASSERTIONS REGARDING EXEMPTION PROVISIONS

I, as member of management of J.W. Cole Financial, Inc. ("we" or "the Company"), am responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of 17 C.F.R. § 15c3-3(k) by operating under the exemption provided by 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(ii) (the "exemption provisions").

Statement Regarding Meeting Exemption Provision:

We have met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2019 without exception.

J.W. Cole Financial, Inc.

By: [signature]

Robert J. Wood

3/10/20
Date

4301 Anchor Plaza Parkway | Suite 450 | Tampa, Florida 33634
5937 Darwin Court | Suite 102 | Carlsbad, California 92008
(813) 935-6776 | 1 (866) 592-6531 | Fax (813) 935-6775

Securities offered through J.W. Cole Financial, Inc.
MEMBER FINRA/SIPC
Advisory Services offered through J.W. Cole Advisors, Inc.